UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)

RADIENT PHARMACEUTICALS CORPORATION

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

750341109

(CUSIP Number)

July 1, 2011

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)
Page 1 of 4 Pages

CUSIP No. 750341109	13G	Page 2 of 4 Pages

1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Whalehaven Capital Fund Limited

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 27,981,081 Common Stock

6.   SHARED VOTING POWER - None

7.   SOLE DISPOSITIVE POWER – 27,981,081 shares of Common Stock

8.   SHARED DISPOSITIVE POWER - None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

27,981,081 shares of Common Stock * (See footnote)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   ☒

    Excludes shares issuable upon exercise of warrants which warrants contain a 4.99% blocker provision.

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.84%

12.    TYPE OF REPORTING PERSON

CO

* The beneficial ownership may be less than stated herein because the Issuer only has 25,631,137 shares of Common Stock remaining to issue under its Certificate of Incorporation and the Issuer may be unable to issue all of the shares of Common Stock issuable upon exercise or conversion of the securities reported herein until such time as it obtains stockholder approval to increase its authorized number of shares of Common Stock.  Whalehaven  believes that all such 25,631,137 shares have been contractually reserved by the Issuer for issuance to persons other than Whalehaven and have not been reserved for Whalehaven.

CUSIP No. 750341109	13G	Page 3 of 4 Pages

ITEM 1 (a) NAME OF ISSUER: Radient Pharmaceuticals Corporation, a Delaware corporation

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             2492 Walnut Avenue, Suite 100, Tustin, CA 92780

ITEM 2 (a) NAME OF PERSON FILING: Whalehaven Capital Fund Limited

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

ITEM 2 (c) CITIZENSHIP: Bermuda

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value

ITEM 2 (e) CUSIP NUMBER: 750341109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR
       13D-2(B):  Not applicable

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED: 27,981,081 Shares of Common Stock

         (b) PERCENT OF CLASS: 13,84%

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

27,981,081 Shares

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

27,981,081 Shares

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 750341109	13G	Page 4 of 4 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
       SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2011
(Date)

/s/ Vadim Mats
(Signature)

Vadim Mats, CFO
(Name/Title)